Filed Pursuant to Rule 433

Registration Statement No. 333-156251

U.S. TREASURY DEPARTMENT

OFFICE OF PUBLIC AFFAIRS

FOR IMMEDIATE RELEASE: December 1, 2011

CONTACT: Treasury Public Affairs (202) 622-2960

TREASURY DEPARTMENT ANNOUNCES PRICING OF

PUBLIC OFFERING OF WARRANTS TO PURCHASE

COMMON STOCK OF ASSOCIATED BANC-CORP

WASHINGTON — The U.S. Department of the Treasury announced today that it priced a secondary public offering of 3,983,308 warrants to purchase the common stock of Associated Banc-Corp (the “Company”) at $0.90 per warrant. The aggregate net proceeds to Treasury from the offering are expected to be approximately $3,435,006. These proceeds provide an additional return to the American taxpayer from Treasury’s investment in the Company beyond the dividend payments it received on the related preferred stock.

The closing is expected to occur on or about December 6, 2011, subject to customary closing conditions. The offering was priced through a modified Dutch auction. Deutsche Bank Securities Inc. is the sole book-running manager for this offering. This offering represents Treasury’s sale of its remaining investment in the Company.

The warrants were offered pursuant to an effective shelf registration statement that was filed by the Company with the Securities and Exchange Commission (the “SEC”). A preliminary prospectus supplement relating to the offering was filed with the SEC on November 29, 2011, and a final prospectus supplement will be filed by the Company with the SEC and will be available on the SEC’s website at http://www.sec.gov.

Copies of the final prospectus supplement relating to these securities may be obtained, when available, from Deutsche Bank Securities Inc., Prospectus Department, Harborside Financial Center, 100 Plaza One, Jersey City, New Jersey 07311-3988, telephone: 1-800-503-4611, or by emailing prospectus.cpdg@db.com. Before you invest, you should read the prospectus and prospectus supplement in the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the warrants.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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